December 20, 2013

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Larry Spirgel, Assistant Director

Re:         Towerstream Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 18, 2013

Form 10-Q for Fiscal Quarter ended September 30, 2013

Filed November 12, 2013

No. 001-33449

Dear Mr. Spirgel:

We are counsel to Towerstream Corporation (the “Company”). We hereby submit, on behalf of the Company, a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff letter, dated December 12, 2013, addressed to Mr. Jeffrey M. Thompson, Company President, with respect to the Company’s Schedule 14C filed on September 26, 2013 (the “Proxy Statement”). On behalf of the Company, we confirm that the Company will incorporate the Staff’s comments, as applicable, in future filings.

As requested by the Staff, set forth below is the manner in which the Company will comply with the Staff’s comments. The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 11. Executive Compensation, page 69.

2012 Bonus Payments, page 70

1.     We note that bonus payments to Messrs. Thompson, Hernon, and Yarbrough are made in part on a discretionary basis and in part on your success in meeting “certain performance-related targets consisting of revenue, EBITDA, and the number of hotzones installed.” Please disclose your performance-related targets upon which part of the bonus payments are awarded. Please refer to Item 402(b) of Regulation S- K.

Response:

Bonus payments for the named executives are based on a percentage of their annual base salaries and are split between a financial and discretionary component as follows:

Named Executive Officer	Total Bonus as a Percentage of Base Salary	Percentage of Bonus Associated with Financial Goals	Percentage of Bonus Associated with Discretionary Goals
Jeffrey M. Thompson	75%	75%	25%
Joseph P. Hernon	58%	75%	25%
Melvin L. Yarbrough, Jr.	58%	75%	25%

The Company’s Compensation Committee sets minimum and maximum levels for the overall payment of the cash bonus based on the percentage of the financial goal achieved. Achievement levels of the financial goals are based on a scaled payout. The scaled payout for the cash bonuses received is as follows:

Achievement Level	Percentage of Payout Received
90%	50%
100%	100%
120%	115%
150%	130%

For 2012, bonus payments were awarded based on the achieving the following goals established between the named executive and the Compensation Committee: budgeted amount of (i) quarterly revenues, (ii) Adjusted EBTIDA, (iii) churn, (iv) net monthly recurring revenue (“MRR”) or (v) number of hotzones.

For example, for 2012 the components of the quarterly bonuses for the named executives were as follows:

Named Executive Officer	Q1 2012	Q2 2012	Q3 2012	Q4 2012
Jeffrey M. Thompson
Revenues	40%	-	-	50%
Adjusted EBITDA	40%	-	-	50%
Churn	20%	-	-	-
Number of Hotzones (1)	-	100%	100%	-

Joseph P. Hernon
Revenues	25%	50%	50%	50%
Adjusted EBITDA	50%	50%	50%	50%
Churn	25%	-	-	-

Melvin L. Yarbrough, Jr. (2)
Revenues	50%	-	-	-
Adjusted EBITDA	25%	-	-	-
Net MRR	25%	-	-	-
Number of Hotzones (1)	-	100%	100%	-

(1)	The scaled payout for the number of hotzones is based on reaching the achievement levels of 100% or 120% of the budget.

(2)	Mr. Yarbrough resigned from the Company on November 30, 2012.

In response to the Staff’s comments, the Company intends to add comparable disclosure in its future proxy statements for the Company’s annual meeting or annual reports as applicable.

Further, please explain how you intend to disclose in the Summary Compensation Table the part of the bonus payments made based on discretion and the part of the bonus payments made based on meeting targets. It appears the discretionary portion should be in the bonus column and performance portion should be in the non-equity incentive compensation column.

Response:

In response to the Staff’s Comments, the Company will disclose the discretionary portion of the named executives’ earnings in the bonus column and the performance portion in the non-equity compensation column in the Summary Compensation Table in future filings.

Please also tell us whether you intend to include a Grants of Plan Based Awards Table in future filings.

Response:

In response to the Staff’s Comments, the Company intends to include a Grants of Plan Based Awards Table in future filings. The Company did not include such a table for its fiscal 2012 filing because no such awards were granted during the 2012 fiscal year.

Form 10-Q for Fiscal Quarter ended September 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Three Months Ended September 30, 2013 Compared to Three Months Ended September 30, 2012, page 21

2.     We note Cost of Revenues for the three and nine months ended September 30, 2012 are increasing. Please provide more detailed disclosure explaining why your costs of revenues have increased including, but not limited to, explaining whether certain markets or regions are driving the increase.

Response:

The Company believes that it has provided a comprehensive explanation of the functional expenses which caused the change in Cost of Revenues.  However, the Company will expand upon its explanation of Cost of Revenues in its future filings. For example, on a per market basis, the increases can be largely attributed to those markets in which the Company has constructed its shared wireless networks.  These markets include New York, Chicago, San Francisco, and Miami.  During the three months ended September 30, 2013, these markets represented $1,258,209, or 95% of the total increase in Cost of Revenues.  During the nine months ended September 30, 2013, these markets represented $5,206,739, or 102% of the total increase in Cost of Revenues.

On behalf of the Company, we acknowledge that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

The Company may not assert staff comments and the declaration of effectiveness Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very truly yours, SICHENZIA ROSS FRIEDMAN FERENCE LLP

/s/ Edward H. Schauder
Edward H. Schauder